Wheeler Real Estate Investment Trust, Inc.

March 21, 2014

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Withdrawal of Acceleration Request - Registration Statement on Form S-3

File Number 333-193563

Dear Mr. McTiernan:

Reference is made to our letter, filed as correspondence via EDGAR on March 19, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 20, 2014, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. Pursuant to our conversations, we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Wheeler Real Estate Investment Trust, Inc.

/s/ Jon S. Wheeler
Jon S. Wheeler
Chairman and Chief Executive Officer